UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Included with this report as Exhibit 99.1 hereto are our unaudited financial results and statements for the six (6) months ended March 31, 2021. Management’s discussion and analysis of our financial condition and results of operations for the semi-annual period ended March 31, 2021 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Overview

We are a bio-ingredient solutions provider in the natural, health and personal care industries and are engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. We sell our products to customers located in both Chinese and international markets.

Recent development

Completion of the Initial Public Offering (“IPO”)

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

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Acquisition of Land Use Right for Construction of a New Manufacturing Facility

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We plan to construct a new manufacturing facility on this land. Total budget for construction of this new manufacturing plant (“Yumen Plant”) is around $3.0 million. We broke ground on Yuman Plant on July 29, 2021 with estimated completion around June 2022.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2020 and for the six months ended March 31, 2021 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”:

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold. Our products are sold with no right of return and we do not provide other credits or sales incentive to customers.

We sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients, which accounted for 50.9%, 39.9% and 9.2% of our total revenue in the six months ended March 31, 2021, and accounted for 35.8%, 14.9% and 49.3% of our total revenue in the six months ended March 31, 2020, respectively. Sales volumes of our fragrance compounds and health supplemental powder drinks increased by 90.1% and 306.3% in the six months ended March 31, 2021 as compared to the same period of 2020 due to strong customer demand and increased average customer order size by 44.0% for our fragrance compounds. However, sales volume of our bioactive food ingredients decreased by 51.4% because of reduced sales orders we received from customers for our major bioactive product, Stachyose, when COVID-19 outbreak and spread in China appeared to be under control during six months ended March 31, 2021. In the six months ended March 31, 2020, due to COVID-19 outbreak and spread, our Stachyose product, a representative product under our bioactive food ingredient product category and an important ingredient or materials used in manufacturing of probiotic supplement to boost digestive health and immunity and fight off the bad bacteria and boost immunity, has been designated by the local government as an important supplemental material to produce COVID-19 pandemic control related drugs and substances, resulted in an increased demand and customer orders for this product. As COVID-19 has been under control, customer orders for Stachyose product decreased during six months ended March 31, 2021 which led to decreased sales volume for our bioactive food ingredients. Average selling prices of our fragrance compounds increased by 14.6% , in the six months ended March 31, 2021 as compared to the same period of 2020 as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change. However, average selling price of our bioactive food ingredients decreased by 41.7%, because through research and development, the extraction process for our bioactive ingredient products has been improved during 2020, which led to our effective extraction of the ingredient out of raw materials from original 60% extraction ratio to current 95% extraction ratio, and accordingly helped us save the manufacturing cost, lower down our average unit cost and be more competitive. The total number of customers were 86 and 64 customers in the six months ended March 31, 2021 and March 31, 2020, respectively, increased by 22 or 34.4% as a result of our marketing efforts. As a result of these change in product mix, change in sales volume, changes in average selling price and changes in number of customers, our total revenue increased by 63.6% in the six months ended March 31, 2021 as compared to the same period of 2020.

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Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, and in changes to the customer and product mix. Our cost of revenues accounted for 71.2% and 64.3% of our total revenue in the six months ended March 31, 2021 and 2020, respectively. Our gross margin was 28.8% in the six months ended March 31, 2021, a decrease by 6.9% from gross margin of 35.7% in the six months ended March 31, 2020 due to changes in product mix, decrease in our selling price of our bioactive ingredient products resulted from our manufacturing process improvement and increase in raw material purchase costs as affected by COVID-19 impact and general inflation. See detailed discussion under “–Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 0.5% and 0.8% of our total revenue in the six months ended March 31, 2021 and 2020, respectively. Although our selling expense decreased in the six months ended March 31, 2021, primarily due to the COVID-19 outbreak and spread caused reduced trade shows and business travel. From a long-term perspective, if we continue to expand our sales network, we still expect that our overall selling expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries to increase in the future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 5.8% and 11.4% of our revenues in the six months ended March 31, 2021 and 2020, respectively, decreased due to reduced consulting service expenses. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

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Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of our new products, depreciation, and other miscellaneous expenses. Research and development expenses were 0.9% and 1.8% of our revenues in the six months ended March 31, 2021 and 2020, respectively. Although in 2020, our R&D expense decreased due to savings in materials consumption, from a long-term perspective, we still expect our research and development expenses to increase in the foreseeable future as we continue to develop new products and diversify our product offerings to satisfy customer demand.

Results of Operations

Comparison of Results of Operations for the six months ended March 31, 2021 and 2020

The following table summarizes the results of our operations during the six months ended March 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six-Month Ended March 31,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$11,698,830	100.0%	$7,149,785	100.0%	$4,549,045	63.6%
COST OF REVENUE	8,325,148	71.2%	4,597,617	64.3%	3,727,531	81.1%
GROSS PROFIT	3,373,682	28.8%	2,552,168	35.7%	821,514	32.2%

OPERATING EXPENSES
Selling expenses	52,666	0.5%	59,765	0.8%	(7,099)	(11.9)%
General and administrative expenses	679,635	5.8%	811,799	11.4%	(132,164)	(16.3)%
Research and development expenses	106,998	0.9%	128,481	1.8%	(21,483)	(16.7)%
Total operating expenses	839,299	7.2%	1,000,045	14.0%	(160,746)	(16.1)%

INCOME FROM OPERATIONS	2,534,383	21.7%	1,552,123	21.7%	982,260	63.3%

OTHER INCOME (EXPENSE)
Interest expense, net	(196,874)	(1.7)%	(172,462)	(2.4)%	(24,412)	(14.2)%
Other income, net	422,767	3.6%	464,600	6.5%	(41,833)	(9.0)%
Total other income (expenses), net	225,893	1.9%	292,138	4.1%	(66,245)	(22.7)%

INCOME BEFORE INCOME TAX PROVISION	2,760,276	23.6%	1,844,261	25.8%	916,015	49.7%

PROVISION FOR INCOME TAXES	465,077	4.0%	249,766	3.5%	215,311	86.2%

NET INCOME	$2,295,199	19.6%	$1,594,495	22.3%	$700,704	43.9%

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Revenues

We currently produce and sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients.

Total revenues were $11,698,830 in the six months ended March 31, 2021, an increase of $4,549,045, or approximately 63.6% as compared to $7,149,785 in the six months ended March 31, 2020. Specifically, the increase in revenues was primarily attributable to (i) an increase in sales volume of fragrance compounds and health supplemental powder drinks by 90.1% and 306.3%, respectively, due to increased customer orders and a 44.0% increase in average order size,; (ii) an increase in average selling price of fragrance compound products by 14.6% , as we raised our selling prices in response to the rising raw material costs and market change; (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021; (iv) an increased in number of customers by 22 or 34.4% from 64 customers in six months ended March 31, 2020 to 86 customers in six months ended March 31, 2021 and (iv) partially offset by the decrease in sales volume of our bioactive food ingredients by 51.4% when COVID-19 outbreak and spread in China appeared to be subdued during the six months ended March 31, 2021 as compared to six months ended March 31, 2020, which led to decreased customer orders for our major bioactive ingredient product, Stachyose, which has been recommended by local government as one of the important supplemental materials to produce COVID-19 pandemic control related drugs and substances during six months ended March 31, 2020.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	In the six months ended March 31,
	2021		2020		Change	Change
	US$	%	US$	%	Amount	%
	(Amount in US$, except percentage)
Fragrance compounds	5,957,386	50.9%	2,556,881	35.8%	3,400,505	133.0%
Health supplements (powder drinks)	4,671,082	39.9%	1,065,535	14.9%	3,605,547	338.4%
Bioactive food ingredients	1,070,362	9.2%	3,527,369	49.3%	(2,457,007)	(69.7)%
Total Revenue	11,698,830	100.0%	7,149,785	100.0%	4,549,045	63.6%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

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Revenues from sales of our fragrance compound products increased by 133.0% or $3,400,505 to $5,957,386 in the six months period ended March 31, 2021 from $2,556,881 in the six months period ended March 31, 2020. This increase was primarily attributable to the following: (i) a 90.1% increase in sales volume from 14,035 kilograms in the six months period ended March 31, 2020 to 26,678 kilograms in the same period in 2021, because of increased number of customers by 34.4% and increased customer orders for our fragrance compounds products which contain sterilization and disinfection effects. Due to disruptions of logistics caused by COVID-19 outbreak and spread, we shifted our sales strategy by directing more marketing effort to promote our products to large domestic enterprise clients, rather than export sales to overseas customers. As a result, the average customer order size increased by 44.0% in the six months period ended March 31, 2021 as compared to the same period of 2020; (ii) a 14.6% increase in average selling price of our fragrance compound products in response to increased raw materials purchase price as affected by COVID-19 impact and general inflation. Weighted average unit cost for this product category increased by 7.0% in the six months ended March 31, 2021, as compared to that in the same period of 2020 mainly due to higher raw material purchase costs; and (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration, and milk thistle extracts with benefits to protect liver and lower blood sugar.

Revenues from sales of health supplement (powder drinks) products increased by 338.4% or $3,605,547 to $4,671,082 in the six months ended March 31, 2021 from $1,065,535 in the six months ended March 31, 2020. This increase was attributable to the following: (i) an increase of 306.3% in sales volume from 51,189 cases sold in the six months period ended March 31, 2020 to 207,994 cases sold in the same period of 2021 when number of customers increased by 34.4% from 64 customers in six months ended March 31, 2020 to 86 customers in six months ended March 31, 2021. In addition, as we shifted our sales strategy by directing more marketing effort to promote our products to large domestic enterprise clients. and (ii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products decreased by 69.7% or $2,457,007 to $1,070,362 in the six months ended March 31, 2021 from $3,527,369 in the same period of 2020. The decrease was mainly attributable to the following: (i) a 51.4% decrease in sales volume from 68,583 kilograms in the six months ended March 31, 2020 to 33,352 kilograms in the same period of 2021. In the six months ended March 31, 2020, due to COVID-19 outbreak and spread in China, our major bioactive food ingredient products, Stachyose, an important ingredient or materials used in manufacturing of probiotic supplement to boost digestive health and immunity and fight off the bad bacteria and boost immunity, has been designated by the local government as an important supplemental material to produce COVID-19 pandemic control related drugs and substances, resulted in an increased demand and customer orders for this product during six months ended March 31, 2020. However, as COVID-19 spread has been subdued during six months ended March 31, 2021, we received reduced customer orders for this product. (ii) a 41.7% decrease in average selling price of our bioactive ingredient products as a result of our continuous R&D efforts to improve the manufacturing process, resulting our effective extraction of the ingredient out of raw materials from original 60% extraction ratio to current 95% extraction ratio, and accordingly helped us save the manufacturing cost, lower down our average unit cost and be more competitive, and (iii) partially offset by a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021.

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Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues increased by $3,727,531, or 81.1%, from $4,597,617 in the six months ended March 31, 2020 to $8,325,148 in the six months ended March 31, 2021. The increase in our cost of revenues was primarily due to 117.7% and 362.2% increases in costs of revenues associated with our sales of fragrance compound and health supplement (powder drinks) products in the six months ended March 31, 2021, as compared to the same period of 2020 when sales volumes of fragrance compound and health supplement (powder drinks) products increased by 90.1% and 306.3%, respectively. In the six months ended March 31, 2021, the average unit cost of our fragrance compound products and health supplement (powder drinks) products increased by 7.0% and 6.3% respectively, due to the increase in raw material purchase costs as compared to the same period of 2020. There is also a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021, offset by a decrease of 60.5% in costs of revenues associated with our sales of bioactive food ingredient products due to a 51.4% decrease in sales volume from 68,583 kilograms in the six months ended March 31, 2020 to 33,352 kilograms in the same period of 2021, as discussed in details below.

	In the six months ended March 31,
	2021	2020	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$4,786,154	$2,198,619	$2,587,535	117.7%
Cost of revenues – Health supplement (powder drinks)	$2,834,500	$613,214	$2,221,286	362.2%
Cost of revenues – Bioactive food ingredients	$704,494	$1,785,784	$(1,081,290)	(60.5)%
Total cost of revenues	$8,325,148	$4,597,617	$3,727,531	81.1%

Cost of Revenues from sales of our fragrance compound products

The 117.7% increase in cost of revenues for our fragrance compound products from $2,198,619 in the six months ended March 31, 2020 to $4,786,154 in the six months ended March 31, 2021 was mainly attributable to the following: (i) an increase of 90.1% in sales volume due to stronger demand for our fragrance compounds products containing sterilization and disinfection effects. Average customer order size increased by 44.0% in the six months period ended March 31, 2021 as compared to the same period of 2020; (ii) an increase of 7.0% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and general inflation; and (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021.

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Cost of Revenues from sales of our health supplement (powder drinks) products

The 362.2% increase in cost of revenues for our health supplement (powder drinks) products from $613,214 in the six months ended March 31, 2020 to $2,834,500 in the six months ended March 31, 2021 was mainly attributable to the following: (i) an increase of 306.3% in sales volume from 51,189 cases in the six months period ended March 31, 2020 to 207,994 cases in the same period of 2021. (ii) an increase of 6.3% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and general inflation and (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021.

Cost of Revenues from sales of our bioactive food ingredient products

The 60.5% decrease in cost of revenues for our bioactive food ingredient products from $1,785,784 in the six months ended March 31, 2020 to $704,495 in six months ended March 31, 2021 was mainly attributable to the following: (i) a decrease of 51.4% in sales volume as a result of decreased customer orders for our major bioactive ingredient product, Stachyose, when COVID-19 outbreak and spread in China has subdued and appeared to be under control during six months ended March 31, 2021 as compared to six months ended March 31, 2020, as discussed above; (ii) we have optimized our manufacturing process of our bioactive food ingredient products by improving the effective extraction of the ingredient out of raw materials from original 60% extraction ratio to current 95% extraction ratio, which enabled us to save the manufacturing cost, and lower down our average unit cost by 24.2% to be more competitive; (iii) partially offset by a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021.

Gross Profit

	In the six months ended March 31,
	2021	2020	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$1,171,233	$358,262	$812,971	226.9%
Gross Profit – Health supplement (powder drinks)	$1,836,582	$452,321	$1,384,261	306.0%
Gross Profit – Bioactive food ingredients	$365,867	$1,741,585	$(1,375,718)	(79.0)%
Total Gross Profit	$3,373,682	$2,552,168	$821,514	32.2%
Gross Profit Margin	28.8%	35.7%		(6.9)%

Our gross profit in the six months ended March 31, 2021 increased by $821,514, or 32.2% from $2,552,168 in six months ended March 31, 2020 to $3,373,682 in six months ended March 31, 2021. Our gross margin decreased by 6.9% from 35.7% in the six months ended March 31, 2020 to 28.8% in the six months ended March 31, 2021. The increase in gross profit was due to (i) an increase of 90.1% and 306.3% in sales volume of our fragrance compound and health supplement (powder drinks) products due to stronger demand from our customers as discussed above; (ii) an increase in average selling price of our fragrance compound products by 14.6% and (ii) partially offset by a decrease of 51.4% in sales volume of bioactive food ingredient products due to our shifted sales strategy by directing more marketing effort to promote our Prebiotics products with the backdrop of government selection and recommendation. The decrease in our gross margin by 6.9% from 35.7% in the six months ended March 31, 2020 to 28.8% in six months ended March 31, 2021 was due to changes in product mix, decrease in our selling price of our bioactive ingredient products resulted from our manufacturing process improvement and increase in raw material purchase costs as affected by COVID-19 impact and general inflation.

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Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $812,971 or 226.9% from $358,262 in six months ended March 31, 2020 to $1,171,233 in six months ended March 31, 2021. The increase was primarily attributable to (i) an increase of 90.1% in sales volume due to stronger demand for some of our fragrance compounds products containing sterilization and disinfection effects. Average customer order size increased by 44.0% in the six months period ended March 31, 2021 as compared to the same period of 2020; (ii) a 14.6% increase in average selling price of our fragrance compound products in response to increased raw material purchase costs as affected by COVID-19 impact and general inflation, the average unit cost of our fragrance compound products increased by 7.0% when comparing six months ended March 31, 2021 to six months ended March 31, 2020; (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021. As a result of the above, gross margin for our fragrance compound products increased by 5.7% from 14.0% in the six months ended March 31, 2020, to 19.7% in the six months ended March 31, 2021.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products increased by $1,384,261 or 306.0% from $452,321 in six months ended March 31, 2020, to $1,836,582 in six months ended March 31, 2021. The increase was primarily attributable to (i) an increase of 306.3% in sales volume from 51,189 cases in the six months period ended March 31, 2020 to 207,994 cases in the same period of 2021, as a result of increased number of customers by 34.4% and increased average customer order size of 44.0%; (ii) average unit cost increased by 6.3% when raw material purchase costs increased as affected by COVID-19 impact and general inflation, and (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021. As a result, gross margin for our health supplement (powder drinks) products decreased by 3.2% from 42.5% in the six months ended March 31, 2020 to 39.3% in the six months ended March 31, 2021.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products decreased by $1,375,718 or 79.0%, from $1,741,585 in the six months ended March 31, 2020 to $365,867 in the six months ended March 31, 2021. This decrease was primarily due to (i) a decrease of 51.4% in sales volume due to decreased customer orders for our major bioactive ingredient product, Stachyose, when COVID-19 outbreak and spread in China has subdued and appeared to be under control during six months ended March 31, 2021 as compared to six months ended March 31, 2020, as discussed above; (ii) we have optimized our manufacturing process of our bioactive food ingredient products by improving the effective extraction of the ingredient out of raw materials from original 60% extraction ratio to current 95% extraction ratio, which enabled us to save the manufacturing cost, and lower down our average unit cost by 24.2% to be more competitive, as a result, our weighted average selling price of bioactive ingredient products also decreased by 41.7% during six months ended March 31, 2021 as compared to the same period of 2020; and (iii) a 6.5% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0120 in the six months ended March 31, 2020 to US$1 to RMB 6.5541 in the six months ended March 31, 2021. As a result, gross margin for bioactive food ingredient products decreased by 15.2% from 49.4% in the six months ended March 31, 2020, to 34.2% in the six months ended March 31, 2021.

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Selling expenses

	Six months Ended March 31,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
Selling Expenses	$52,666	$59,765	$(7,099)	(11.9)%
as a percentage of revenues	0.5%	0.8%		(0.3)%

Selling expenses decreased by $7,099, or approximately 11.9%, from $59,765 in the six months ended March 31, 2020 to $52,666 in the same period of 2021. The COVID-19 outbreak and spread caused reduced trade shows and business travel, and we put more focus to target large domestic customers through online and virtual marketing and sales promotion. In addition, the disruption of logistics caused by COVID-19 also led to our reduced shipping and delivery expense associated with export sales to overseas customers. As a result, trade show and related marketing expenses decreased by $6,705 and business travel expenses decreased by $3,801 in the six months ended March 31, 2021 as compared to the same period of 2020.

General and administrative expenses

	Six months Ended March 31,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
General and Administrative Expenses	$679,635	$811,799	$(132,164)	(16.3)%
as a percentage of revenues	5.8%	11.4%		(5.6)%

General and administrative expenses decreased by $132,164, or approximately 16.3%, from $811,799 in the six months ended March 31, 2020 to $679,635 in the same period of 2021, mainly attributable to a $197,327 decrease in professional consulting service fees during six months ended March 31, 2021, as the Company incurred higher consulting service fees in six months ended March 31, 2020 for business strategy consulting and higher audit fees in connection with our IPO.

Research and development (“R&D”) expenses

	Six months Ended March 31,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
Research and Development Expenses	$106,998	$128,481	$(21,483)	(16.7)%
as a percentage of revenues	0.9%	1.8%		(0.9)%

Research and development expenses decreased by $21,483, or approximately 16.7%, from $128,481 in the six months ended March 31, 2020 to $106,998 in the same period of 2021. The decrease was mainly due to a decrease of $17,847 in material consumption in R&D activities.

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Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer and unrealized foreign currency exchange gain due to our export sales.

	Six months Ended March 31,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
Interest expense, net	$(196,874)	$(172,462)	$(24,412)	14.2%
Foreign currency exchange gain (loss)	(65,691)	(4,300)	(61,391)	1427.7%
Other income, net
-Government grants	446,910	332,418	114,492	34.4%
-Income from technology transfer	-	97,624	(97,624)	(100.0)%
-Rental income	$41,548	$38,858	$2,690	6.9%

Interest expense, net, increased by $24,412, or approximately 14.2% as compared to the prior year. The increase was mainly attributable to increased average loan balances we carried in the six months ended March 31, 2021 as compared to the same period of 2020.

Government subsidy income primarily relate to local government’s cash award to High and New Technology Enterprises (“HNTEs”) based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. The Company’s VIE, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $446,910 and $332,418 in the six months ended March 31, 2021 and 2020, respectively.

In the six months ended March 31, 2020, our VIE, Xi’an App-chem, sold a manufacturing process related technology to a third party and generated other income of $97,624 from such technology transfer. There was no such income in the six months ended March 31, 2021.

Our VIE, Xi’an App-Chem, leased office space to a third-party and recorded rental income of $41,548 and $38,858 in the six months ended March 31, 2021 and March 31, 2020, respectively.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $465,077 in the six months ended March 31, 2021, an increase of $215,311, or 86.2% from $249,766 in the same period of 2020 due to our increased taxable income. Under the EIT Law, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The corporate income taxes in the six months ended March 31, 2021 and 2020 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $302,123 and $161,869 in the six months ended March 31, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.05 and $0.03 in the six months ended March 31, 2021 and 2020, respectively.

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Net income

As a result of the foregoing, our net income increased from $1,594,495 in the six months ended March 31, 2020 to $2,295,199 in the same period of 2021.

Liquidity and Capital Resources

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company is currently constructing a new manufacturing plant. As of March 31, 2021, the Company had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $0.7 million within the next twelve months. The Company also had large unpaid tax liabilities of approximately $5.7 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfil customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. As of March 31, 2021, the Company had cash on hand of $1,040,607. The Company also had outstanding accounts receivable of approximately $8.9 million, of which approximately $8.7 million or 97.4% has been subsequently collected as of the date of this filing and the remaining balance is expected to be collected in August, 2021. Cash collection from accounts receivable, and the net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, are available for use as working capital, and are able to cover future minimum CIP expenditure of $0.7 million.

As of March 31, 2021, the Company had outstanding bank loans of approximately $6.2 million from several PRC banks (including short-term bank loans of approximately $1.8 million, current portion of long-term bank loans of approximately $2.3 million and long-term loan of $2.1 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. From April 1 to July 31, 2021, the Company secured an aggregate of $0.5 million (RMB 3 million) loans with PRC banks and financial institutions as working capital loan (see Note 18). In addition to the current borrowings, from November 2020 to July 2021, the Company secured an aggregate of $9.0 million (RMB 59 million) lines of credit with PRC banks as working capital loan (including $2.3 million (RMB 15 million) line of credit with Huaxia Bank for one year, $2.0 million (RMB 13 million) line of credit with Bohai Bank for one year, $2.7 million (RMB 18 million) line of credit with Bank of China for one year and $2.0 million (RMB 13 million) line of credit with Qishang Bank for three years.) . As of the date of this filing, the Company had borrowed $1.2 million (RMB 8 million) out of these lines of credit and had the availability to borrow additional maximum loans of $7.8 million (RMB 51 million) under these lines of credit before December 2023.

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares. The Company received total net proceeds of approximately $11.3 million from closing its IPO.

The above mentioned $7.8 million unused line of credit and $11.3 million net proceeds received from the IPO may be able to cover $5.7 million unpaid tax liabilities and minimum capital expenditure on the CIP project within the next 12 months from the date of this filing. Furthermore, the Company’s controlling shareholder, Mr. Yongwei Hu, also made pledges to provide continuous financial support to the Company for at least next 12 months from the issuance of the Company’s unaudited condensed consolidated financial statements.

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Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of this filing.

The following table sets forth summary of our cash flows for the periods indicated:

	In the six months ended March 31,
	2021	2020
Net cash provided by operating activities	$1,999,769	$547,160
Net cash used in investing activities	(715)	(430,868)
Net cash used in financing activities	(947,501)	(337,045)
Effect of exchange rate change on cash	(64,052)	15,605
Net increase (decrease) in cash	987,501	(205,148)
Cash, beginning of period	53,106	293,771
Cash, end of period	$1,040,607	$88,623

Cash flows from operating activities

Net cash provided by operating activities during the six months ended March 31, 2021 was $1,999,769, primarily attributable to (i) net income of $2,295,199 in the six months ended March 31, 2021; (ii) an increase of $2,898,493 account receivable due to increased sales in the six months ended March 31, 2021. The Company had outstanding accounts receivable of approximately $8.9 million as of March 31, 2020, of which approximately $8.7 million or 97.4% has been subsequently collected as of the date of this filing and the remaining balance is expected to be collected in August, 2021; (iii) a decrease of $1,738,442 in advance to suppliers for raw material purchase as the Company received purchased raw materials from suppliers during six months ended March 31, 2021; and (iv) an increase of $1,120,847 in tax payable mostly due to accrued and unpaid value added tax and income tax payable. As of March 31, 2021, we had approximately $5.7 million tax liabilities, mostly related to the unpaid value added tax and income tax in China. The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. However, in accordance with notices issued by the government to encourage IPO of local companies, for the unpaid tax liabilities, management has discussed with local tax authorities and expects to settle the tax liabilities with no penalty before December 31, 2021.

Net cash provided by operating activities during the six months ended March 31, 2020 was $547,160, primarily due to (i) net income of $1,594,495 in the six months ended March 31, 2020; (ii) an increase of $1,787,999 in advance to suppliers for raw material purchase; (iii) an increase of $905,514 taxes payable in the six months ended March 31, 2020 due to increased taxable income; and (iv) a decrease of $809,818 in accounts payable because we arranged the payment to suppliers to settle the outstanding accounts payable when we received the invoices from suppliers.

Cash flows from investing activities

Net cash used in investing activities during the six months ended March 31, 2021 was $715 attributable to the purchase of property and equipment.

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Net cash used in investing activities in the six months ended March 31, 2020 was $430,868 which was primarily attributable to the purchase of property and equipment in the amount of $26,957, capital expenditure on construction-in-progress in the amount of $403,911.

Cash flows from financing activities

Net cash used in financing activities during the six months ended March 31, 2021 was $947,501, primarily include repayment of borrowings from related parties of $1,391,813, repayment of third-party loans of $716,574, repayment of short-term loans of $457,729 and payment for deferred initial public offering costs of $155,557, offset by proceeds from short-term loans of $943,517 and proceeds from long-term loans of $685,067.

Net cash used in financing activities during the six months ended March 31, 2020 was $337,045, which was primarily due to repayment of bank borrowing of $1,211,475, principal repayment of capital lease in the amount of $195,863, partially offset by proceeds from bank borrowings in the amount of $601,833, and proceeds from related party borrowings in the amount of $393,367.

During the six months ended March 31, 2021, we experienced a net increase in cash of $987,501.

Off Balance Sheet Arrangements

As of March 31, 2021, there were no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of March 31, 2021, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	$6,247,923	$4,141,743	$2,106,180	-	-
(2) Lease Obligations	$493,234	206,034	287,200	-	-
(3) Capital expenditure commitment obligations on CIP project	$1,639,202	$686,342	$373,283	579,577	-
Total	$8,380,359	$5,034,119	$2,766,663	$579,577	-

(1) As of March 31, 2021, we had total $6,247,923 short-term and long-term borrowings from several PRC banks and financing institutions and third-parties (including short-term loans of $1,823,215, current portion of long-term loans of $2,318,528 and long-term loans of $2,106,180) (see Footnote 9 – Debt, for details).

(2) A two-year capital lease agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”), as well as operating lease of our factory space in Dali and office space in Xi’an.

(3) Construction-in-progress (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On August 16, 2017, the Company’s VIE, Xi’an App-Chem Bio(Tech)Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”) , Shaanxi Province, with total budget of RMB 95 million (approximately $14.5 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. As of March 31, 2021, the Company has spent approximately RMB 84.3 million (approximately $12.9 million) on the construction of the main body of the manufacturing plant and future minimum capital expenditure on this CIP project is estimated to be approximately $1.6 million), among which approximately $0.7 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, bank borrowings and proceeds received from the of the IPO (see Note 3). The construction of this new manufacturing facility is expected to be fully completed and put into production by March 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2021	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Financial Statements for the Six Months Ended March 31, 2021
99.2	Press Release

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